Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Six Months Ended January 31

	2007	2006

Net income available to stockholders (numerator)	$3,610	$2,895

Shares Calculation (denominator)
Average shares outstanding – Basic Common	4,861	5,005
Average shares outstanding – Basic Class B Common	1,810	1,823
Effect of Dilutive Securities:
Potential Common Stock relating to stock options	281	435

Average shares outstanding – Assuming dilution	6,952	7,263

Net Income Per Share:
Basic Common	$0.58	$0.46

Net Income Per Share:
Basic Class B Common	$0.43	$0.34

Diluted	$0.52	$0.40